IMPERIAL CHEMICAL INDUSTRIES PLC (the “Company”)

Annual Information Update for the 12 months up to and including 16 March 2007

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein (except as expressly be set out therein). The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1.                  Regulatory announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service during the previous 12 months. Copies of these announcements can be viewed at the London Stock Exchange’s website at www.londonstockexchange.com/en-gb/pricesnews/marketnews under name/code ICI and at the Company’s website at http://www.ici.com/investors/RNS

Date of Publication	Regulatory Headline
20 March 2006	Acquisition – ICI to Acquire the Shaw Mudge Fragrance Business

22 March 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

24 March 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

27 March 2006	Holding in Company – BNP Paribas

31 March 2006	Director/PDMR Shareholding –Purchase of shares by Mr P B Ellwood

3 April 2006	Director/PDMR Shareholding – Grant of options under the ICI Executive Share Option Plan

4 April 2006	Holding in Company – Standard Life

6 April 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

6 April 2006	Directorate – Retirement of Bill Powell

6 April 2006	Disposal – Sale of Cimsec to Business to Henkel

11 April 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

12 April 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

13 April 2006	Holding in Company – Standard Life

20 April 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

25 April 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

4 May 2006	Holding in Company – The Capital Group

4 May 2006	First Quarter Results

11 May 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

15 May 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

16 May 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

24 May 2006	AGM statement

24 May 2006	Imperial Chemical Industries PLC 2006 AGM Results

25 May 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

26 May 2006	Acquisition – ICI India purchases joint venture

31 May 2006	European Commission Decision on Methacrylates

5 June 2006	Holding in company — Barclays

6 June 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

8 June 2006	Holding in company — Aviva

20 June 2006	Holding in company — Barclays

29 June 2006	Disposal – Sale of Uniqema

30 June 2006	Blocklisting

30 June 2006	Director/PDMR Shareholding – Purchase of shares by Mr P B Ellwood

30 June 2006	Holding in Company – The Capital Group

4 July 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

5 July 2006	Acquisition — ICI Completes Acquisition Of BP’s Refrigeration Lubricants Business

17 July 2006	Holding in Company — Aviva

19 July 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

20 July 2006	Holding in Company – The Capital Group

1 August 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

3 August 2006	Interim Results

10 August 2006	Interim Report 2006 available at UKLA

14 August 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

15 August 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

1 September 2006	Disposal of Uniqema

4 September 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

6 September 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

14 September 2006	Holding in Company – Aviva Group

14 September 2006	Holding in Company – Lloyds Group

25 September 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

27 September 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

27 September 2006	Holding in Company – The Capital Group

28 September 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

28 September 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

30 September 2006	Director/PDMR Shareholding – Purchase of shares by Mr P B Ellwood

2 October 2006	Holding in Company – Lloyds Group

5 October 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

9 October 2006	Holding in Company – Dodge & Cox

11 October 2006	Holding in Company – Barclays

11 October 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

16 October 2006	Holding in Company – Barclays

17 October 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

30 October 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

1 November 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

2 November 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

2 November 2006	Third Quarter Results

3 November 2006	Holding in Company – Barclays

7 November 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

10 November 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

10 November 2006	Merger update

13 November 2006	Holding in Company – Standard Life

17 November 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

22 November 2006	Disposal – announcement of sale of Quest

22 November 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

29 November 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

30 November 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

5 December 2006	Holding in Company – Barclays

6 December 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

6 December 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

6 December 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

15 December 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

19 December 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

21 December 2006	Voting rights and Capital

21 December 2006	Posting of EGM circular to Shareholders in connection with Sale of Quest

22 December 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

28 December 2006	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

29 December 2007	Director/PDMR Shareholding – Purchase of shares by Mr P B Ellwood

2 January 2007	Blocklisting

2 January 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

8 January 2007	Voting rights and Capital

8 January 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

11 January 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

16 January 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

17 January 2007	Voting rights and Capital

17 January 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

22 January 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

23 January 2007	Voting rights and Capital

24 January 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

25 January 2007	Results of EGM

25 January 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

26 January 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

29 January 2007	Voting rights and Capital

30 January 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

31 January 2007	Voting rights and Capital

2 February 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

2 February 2007	Voting rights and Capital

8 February 2007	Final Results

9 February 2007	Voting rights and Capital

14 February 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

15 February 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

15 February 2007	Director/PDMR Shareholding – PSP release

15 February 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

15 February 2007	Director/PDMR Shareholding – PGP release

15 February 2007	Director/PDMR Shareholding –exercise of options

20 February 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

20 February 2007	Disposal – ICI India

20 February 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

22 February 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

23 February 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

27 February 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

27 February 2007	Director/PDMR Shareholding – Executive share option grant

1 March 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

3 March 2007	Completion of the Sale of Quest

6 March 2007	Director retirement – Charles Knott

7 March 2007	Voting rights and Capital

8 March 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

8 March 2007	Director/PDMR Shareholding – Exercise of options

12 March 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

14 March 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

15 March 2007	Director/PDMR Shareholding – Disposal from Employee Benefit Trust

2.                  Documents filed with the Registrar of Companies

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months.

Copies of these documents may be obtained from Companies House:

Companies House

Crown Way

Cardiff

CF14 3UZ

e-mail: enquiries@companies-house.gov.uk

or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk

Date of filing	Document Type		Description
16 March 2006	88	(2)	Return of allotment of shares

22 March 2006	88	(2)	Return of allotment of shares

29 March 2006	88	(2)	Return of allotment of shares

7 April 2006	88	(2)	Return of allotment of shares

12 April 2006	288b		Resignation of Director

20 April 2006	88	(2)	Return of allotment of shares

21 April 2006	88	(2)	Return of allotment of shares

8 May 2006	88	(2)	Return of allotment of shares

12 May 2006	88	(2)	Return of allotment of shares

15 May 2006	88	(2)	Return of allotment of shares

23 May 2006	88	(2)	Return of allotment of shares

5 June 2006	88	(2)	Return of allotment of shares

6 June 2006	Resolutions		Disapplication of pre-emption rights, Authority to allot shares

9 June 2006	88	(2)	Return of allotment of shares

22 June 2006	88	(2)	Return of allotment of shares

23 June 2006	363a		Annual return

28 June 2006	88	(2)	Return of allotment of shares

3 July 2006	88	(2)	Return of allotment of shares

7 July 2006	88	(2)	Return of allotment of shares

14 July 2006	88(2) AA		Return of allotment of shares Group Accounts

21 July 2006	88	(2)	Return of allotment of shares

1 August 2006	88	(2)	Return of allotment of shares

7 August 2006	88	(2)	Return of allotment of shares

11 August 2006	88	(2)	Return of allotment of shares

21 August 2006	88	(2)	Return of allotment of shares

22 September 2006	88	(2)	Return of allotment of shares

25 October 2006	88	(2)	Return of allotment of shares

26 October 2006	88	(2)	Return of allotment of shares

13 November 2006	88	(2)	Return of allotment of shares

17 November 2006	88	(2)	Return of allotment of shares

12 December 2006	88	(2)	Return of allotment of shares

29 December 2006	88	(2)	Return of allotment of shares

7 January 2007	88	(2)	Return of allotment of shares

27 February 2007	88	(2)	Return of allotment of shares

10 March 2007	88	(2)	Return of allotment of shares

15 March 2007	88	(2)	Return of allotment of shares

3.                  Documents filed with the Financial Services Authority

The following documents have been filed by the Company with the Financial Services Authority during the previous 12 months. These documents may be viewed at the UK Listing Authority’s Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS. Copies of these documents are also available on request from the Company’s Registered Office at 20 Manchester Square, London, W1U 3AN.

Date of Publication	Document
Annual Report and Accounts 2005
Annual Review 2005
Letter to Shareholders (including Notice of AGM)
2006
14 March 2006	Form of Proxy

24 May 2006	resolutions concerning special business that were passed at Imperial Chemical Industries AGM held on 24th May 2006.

10 August 2006	2006 Interim Report

21 December 2006	Circular to Shareholders together with Notice of EGM

25 January 2007	Resolution concerning special business passed at EGM

4. Documents filed with the Securities and Exchange Commission

The following documents have been filed with the Securities and Exchange Commission by virtue of Shares listed on the New York Stock Exchange. Full details of these filings can be viewed at www.sec.gov/edgar/searchedgar/webusers.htm by searching under Companies & Other Filers for Imperial Chemical Industries PLC.

Date of Publication	Documents
31 March 2006	Form 20-F

6 April 2006	6-K Report of foreign issuer

3 May 2006	6-K Report of foreign issuer

5 June 2006	6-K Report of foreign issuer

5 July 2006	6-K Report of foreign issuer

1 August 2006	6-K Report of foreign issuer

10 August 2006	6-K Report of foreign issuer

5 September 2006	6-K Report of foreign issuer

2 October 2006	6-K Report of foreign issuer

1 November 2006	6-K Report of foreign issuer

4 December 2006	6-K Report of foreign issuer

6 February 2007	6-K Report of foreign issuer

6 February 2007	6-K Report of foreign issuer

3 February 2006	6-K Report of foreign issuer

12 February 2007	SC13G/A Statement of acquisition of beneficial ownership by individuals

5 March 2007	11-K Annual report of employee stock purchase,
savings and similar plans
11-K Annual report of employee stock purchase,
savings and similar plans
11-K Annual report of employee stock purchase,
savings and similar plans

6 March 2007	6-K Report of foreign issuer

A copy of this annual information update is available on request from the Company’s registered office at:

20 Manchester Square

London

W1U 3AN

For further information, please contact Emma Winchester, 20 Manchester Square, London, W1U 3AN

16 March 2007

END